KPMG LLP was previously
independent registered public accountants for the First Eagle Funds. On January 30, 2006, that firm's appointment as independent registered public accountants was terminated and PricewaterhouseCoopers LLP was engaged as independent registered public accountants. The decision to change accountants was approved by the Board of Trustees.

In connection with the
audits of the two fiscal years ended October 31, 2005, and the subsequent interim period through January 30, 2006, there were (1) no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit reports of KPMG LLP on the financial statements of the Fund as of and for the years ended October 31, 2005 and 2004 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from KPMG LLP is
attached as Exhibit 99.77Q1 to this Form N-SAR.